UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: November 27, 2017

EXHIBIT INDEX

99.1	Press release entitled “CNOOC Limited Announces Libra Block in Brazil Start Production”

Exhibit 99.1

中國海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces Libra Block in Brazil

Start Production

(Hong Kong, November 27, 2017) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today Libra block in Brazil has already started production.

The Libra block is located approximately 180 kilometers off the Rio de Janeiro coast. The block had its first oil produced with the Pioneiro de Libra FPSO, destined to extended well tests, with the purpose of evaluating the dynamic behavior of the oil reservoir and deepening the knowledge on the characteristics of the deposit. Pioneiro de Libra has a daily operational capacity rate up to 50,000 barrels of crude oil and 4 million cubic meters of associated gas.

The Company holds 10% in the Libra Consortium, with the operator Petrobras(40%), Shell (20%), Total(20%) and CNPC(10% ).

Mr. Chen Ming, President of CNOOC International Limited commented, “It is a great pleasure to see the Libra block reaching an important milestone, which is the result of our joint efforts with our partners, and we look forward to better performance in the future.”

Mr. Yuan Guangyu, CEO of the Company commented, “This year, the company has made great achievements in Brazil. In addition to the Libra block started production, the Company also has won the bid of ES-M-592 block in Espírito Santo basin and Alto de Cabo Frio Oeste block in Santos basin. These successes will help Company expand overseas business and lay a good foundation for future development.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Mr. Yan Cao

Deputy General Manager, Investor Relations Department

CNOOC Limited

Tel: +86-10-8452-1417

Fax: +86-10-8452-1441

E-mail: caoyan@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894 6263

Fax:+852-2576 1990

E-mail: hl.wong@hkstrategies.com